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                                                                    Exhibit 99.1


         Logitech International Announces Offering of Convertible Bonds

     ROMANEL-SUR-MORGES, Switzerland & FREMONT, Calif.--(BUSINESS WIRE)--May 15, 2001--Logitech International S.A. (Nasdaq: LOGIY; Switzerland: LOGN, LOGZ) announced yesterday that it offered and sold CHF 170 million (approximately $100 million USD) in convertible bonds. The terms of the convertible offering have been fixed at a coupon rate of 1% per annum and a conversion premium of 24.92%. The redemption price at maturity in the event of non-conversion has been set at 105%. The convertible bonds will be issued by Logitech (Jersey) Ltd., a wholly-owned subsidiary of Logitech International S.A., and unconditionally and irrevocably guaranteed by Logitech International S.A. The proceeds will be used primarily to refinance the short-term debt incurred in connection with acquisition of Labtec Inc. The bonds will be convertible into registered shares of Logitech International S.A., and have a five year maturity.

     The bonds were not offered in the U.S. or to US persons. The offered bonds will not be registered under the Securities Act of 1933, as amended, or under applicable state securities laws, and may not be offered or sold in the United States or to a U.S. person absent registration under the Securities Act and applicable state securities law or applicable exemptions. Closing of the sale of the bonds is subject to market and other conditions, and is scheduled to occur on June 8, 2001.

     This press release does not constitute an offer to sell or a solicitation of an offer to buy any security.

     For more information about Logitech and its products, visit the company's website at http://www.logitech.com.
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